 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 1
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

GRUBB & ELLIS APARTMENT REIT, INC.
(Name of Subject Company)

SCM SPECIAL FUND 2, LP AND MACKENZIE PATTERSON FULLER, LP
(Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP	MacKenzie Patterson Fuller, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$2,000,000	$142.60

*	For purposes of calculating the filing fee only. Assumes the purchase of 1,000,000 Shares at a purchase price equal to $2.00 per Share in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $142.60
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Patterson Fuller, LP
Date Filed: JUNE 10, 2010

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MPF Flagship Fund 14, LLC, MPF REIT Fund 1, LLC, MPF INCOME FUND 24, LLC, MPF BLUE RIDGE FUND I, LLC, MPF PLATINUM FUND, LP, MPF INCOME FUND 26, LLC, MPF DEWAAY PREMIER FUND 4, LLC, MPF FLAGSHIP FUND 9, LLC, MP VALUE FUND 7, LLC; SCM Special Fund 2, LP (collectively the “Purchasers”) to purchase 1,000,000 Shares of common stock (the “Shares”)  in Grubb & Ellis Apartment REIT, INC. (the “Corporation”), the subject company, at a purchase price equal to $2.00 per Share, less the amount of any distributions declared or made with respect to the Shares between June 10, 2010 (the “Offer Date”) and July 30, 2010 (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2010 (the “Offer to Purchase”) and the related Assignment Form.

The Offer resulted in the tender by Shareholders, and acceptance for payment by the Purchasers, of a total of 500 Shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 500 Shares, less than 0.1% of the total outstanding Shares.  These shares were allocated among the Purchasers as follows:

SCM SPECIAL FUND 2, LP: 125 SHARES
MPF DEWAAY FUND 8, LLC: 375 SHARES

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           August 10, 2010

MPF Flagship Fund 14, LLC, MPF REIT Fund 1, LLC, MPF INCOME FUND 24, LLC, MPF BLUE RIDGE FUND I, LLC, MPF PLATINUM FUND, LP, MPF INCOME FUND 26, LLC, MPF DEWAAY PREMIER FUND 4, LLC, MPF FLAGSHIP FUND 9, LLC, MP VALUE FUND 7, LLC; SCM Special Fund 2, LP

By:	/s/ Chip Patterson
Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:           /s/ Chip Patterson
Chip Patterson, Senior Vice President